Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Signs Agreement with Amazon

Kornit’s Digital Printing Technology Helps Amazon Expand Its On-Demand Production for Personalized Garment Decoration

January 11, 2017 – Kornit Digital (NASDAQ:KRNT), a worldwide market leader in digital textile printing technology, announced today that following previous purchases by Amazon, it has been selected to deliver a large number of on-demand textile production systems to Amazon in support of the company’s Merch by Amazon program.

U.S. online apparel sales in 2015 amounted to $90 billion, according to the Internet Retailer publication, representing 20% year over year growth. As the apparel market transitions to short cycle on demand customized garments, Kornit is focused on providing a fully personalized garment decoration solution with ultra-fast turnaround times.

“We are excited to have been selected as a garment printing solution provider for Amazon, and look forward to the business potential this relationship represents,” said Gabi Seligsohn, CEO of Kornit. “Kornit Digital is at the forefront of the digital direct-to-garment market, and we believe that Amazon’s decision is great testament to that. We are deeply committed to the success of our business with Amazon and reiterate our commitment to all of our customers to stay at the forefront of the DTG market and continue to provide them with the most advanced, cost effective production solutions”.

Through this agreement, Kornit will deliver the company’s flagship high-productivity system, the Avalanche 1000, to support Amazon’s expansion of production capacity for the company’s Merch by Amazon service. A self-service program for developers, Merch by Amazon is the simple way for content creators to increase revenue through the sale of t-shirts.

“Customer demand for graphic t-shirts offered through Merch by Amazon continues to grow rapidly, and more developers and content creators join the service every day,” said Miguel Roque, Director, Merch by Amazon. “Kornit’s ability to deliver solutions and support that meet our high quality and high volume manufacturing requirements will help us to continue expanding program capacity to meet customer requests.”

In conjunction with the commercial agreements, Kornit Digital has agreed to grant Amazon warrants to acquire over a five-year period up to 2,932,176 of Kornit Digital’s common shares at $13.03 per share, based on the volume weighted average closing prices of Kornit Digital common shares for the thirty trading days prior to January 10, 2017. Vesting is tied to payments made by Amazon in connection with the purchase of goods and services from Kornit Digital, the extent of which is more broadly described in a report on Form 6-K filed by Kornit with the SEC earlier today.

About Kornit Digital

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: Digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide. For more information, visit Kornit Digital at www.kornit.com.